EXHIBIT 99.1

Student Transportation of Canada Awarded Two New Contracts

Expansion in Simcoe County and Niagara Region Creates New Opportunities

BARRIE, Ontario, March 20, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB) and its subsidiary Student Transportation of Canada Inc. ("STC") announced today it has been awarded new contracts in Ontario beginning July 2012. The contracts, each for five years will add approximately 200 vehicles, C$9.0 million in revenue on an annualized basis and include fuel price mitigation clauses. The contracts add Canadian revenue and cash flows which increase the natural hedge for the Company's continued dividend program.

The new contracts awarded are in Simcoe County and the Niagara Region. The contracts were a result of successful proposals given to school transportation Consortia and add to the regional density STC has already in place throughout the province. Chris Harwood, President of STC based in Barrie said, "These are two excellent additions to our operations here in the province. Over the years, we have built a tremendous reputation and earned the respect of school transportation officials and the Ministry of Transportation for our safety programs, driver selection and vehicle inspection process. We felt that having these programs, and demonstrating them in our proposals, went a long way to being awarded quality contracts like these. We are already executing our expansion plans, including new vehicle purchases, and will be contacting local drivers and suppliers to ensure a smooth start-up this fall."

Profile

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 8,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com